Larry Spirgel, Assistant Director

Sharon Virga, Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

May 26, 2009

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
File No. 1-13202

Dear Mr. Spirgel and Ms. Virga,

This is to acknowledge that we have received the Staff’s comment letter dated May 14, 2009 relating to our annual report on Form 20-F for the year ended December 31, 2008. We are working on our response and will respond to the Staff’s comments on or before June 12, 2009.

Yours sincerely,

/s/ ANJA KORHONEN
Anja Korhonen
Senior Vice President,
Corporate Controller

cc:	Dean Suehiro, Senior Staff Accountant

Kris Muller
PricewaterhouseCoopers

Pamela M. Gibson
Shearman & Sterling LLP